1 / 2 FERROVIAL N.V. ANNOUNCES THE DIVIDEND PER SHARE AMOUNT Amsterdam, 3 November 2026 – Reference is made to the announcement dated 27 October 2026 regarding the declaration by Ferrovial N.V. ("Ferrovial", Ticker: "FER") of a second interim scrip dividend in the financial year 2026 of, in aggregate, EUR 600 million. Ferrovial announces that the dividend per share in the share capital of Ferrovial, with a nominal value of EUR 0.01 each, amounts to EUR 0.8350. As further detailed in the announcement dated 27 October 2026, the distribution will be payable in shares or cash at the election of Ferrovial's shareholders. If no election is made during the relevant election period, an election for a dividend payable in shares will be deemed to have been made.1 Forward-looking statements This announcement contains forward-looking statements, which include statements regarding dividends, distributions, and our expectation regarding timeline and steps. Any express or implied statements contained in this announcement that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements that include the words “expect,” “aim,” “will” and similar statements of a future or forward- looking nature. Risks and uncertainties that could cause actual results to differ include, without limitation: general economic and political conditions and events and the impact they may have on us; the impact of any changes in governmental laws and regulations; limitations on our ability to declare and fund dividends or other distributions, and on distribution processes and timelines; our ability to maintain compliance with the continued listing requirements of the Nasdaq Global Select Market and the Spanish Stock Exchanges; lawsuits and other claims by third parties or investigations by various regulatory agencies that we may be subject to; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange 1 Banks and brokers may process the dividend in the default option as agreed upon in their contractual arrangements with Ferrovial shareholders. Ferrovial shareholders should contact their bank or broker to check their default option.

2 / 2 Commission (“SEC”) for the fiscal year ended December 31, 2025 which is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in our other filings with the SEC. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law. Forward-looking statements in this announcement are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward- looking statements to be covered by relevant safe harbor provisions for forward- looking statements (or their equivalent) of any applicable jurisdiction. About Ferrovial Ferrovial is a leading global infrastructure company transforming highways, airports, and energy around the world. Its distinctive integrated business model supports the entire lifecycle of complex projects, from design and financing to construction, operation and maintenance. Ferrovial has a global presence and employs more than 22,500 people worldwide. North America is Ferrovial’s growth engine, where it developed and is currently operating five Express Lanes across Texas, North Carolina and Virginia, and is managing the 407 ETR highway in Toronto, Canada. Ferrovial is also leading the development of the New Terminal One at JFK International Airport. Ferrovial shares trade under the ticker symbol FER on two stock markets: Nasdaq in the U.S. (Nasdaq100 Index) and the Spanish Stock Exchanges (IBEX 35). Ferrovial is included in globally recognized sustainability indices such as the Dow Jones Best-in-Class Index.